NRG Energy, Inc.

804 Carnegie Center

Princeton, New Jersey 08540

September 27, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             NRG Energy, Inc.

Registration Statement on Form S-4 (File No. 333- 227503)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, NRG Energy, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (SEC File No. 333-227503) (the “Registration Statement”), to 4:00 p.m., Eastern Time, on Monday, October 1, 2018, or as soon thereafter as possible.

Please contact Preston Bernhisel of Baker Botts L.L.P., special counsel to the Registrant, at (214) 953-6783, as soon as the Registration Statement has been declared effective.

Sincerely,

NRG ENERGY, INC.

By:	/s/ Brian E. Curci
Name: Brian E. Curci
Title: Senior Vice President and General Counsel

cc: Preston Bernhisel

Baker Botts L.L.P.